

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

March 31, 2003

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Notice

This Supplemental Operating and Financial Data may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance relating to our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, funds from operations, the development of new centers, the opening of ongoing expansions, coverage of the current dividend and the impact of sales of land parcels. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Quarterly Highlights from Press Release dated May 6, 2003

Greensboro, NC, May 6, 2003, Tanger Factory Outlet Centers, Inc. (NYSE:SKT) today reported net income for the first quarter of 2003 was $2.2 million, or $0.19 per share, as compared to net income of $1.4 million, or $0.12 per share for the first quarter of 2002, representing a 58.3% per share increase. For the three months ended March 31, 2003, funds from operations ("FFO"), a widely accepted measure of REIT performance, was $10.3 million, or $0.78 per share, as compared to FFO of $8.9 million, or $0.76 per share, for the three months ended March 31, 2002, representing a 15.1% increase in total FFO and a 2.6% per share increase. Net income and FFO per share amounts above are on a diluted basis. A reconciliation of net income to FFO is presented on the supplemental information page of this press release.

First Quarter Highlights

- 95% period-end portfolio occupancy rate

- 152 leases signed, totaling 677,000 square feet with respect to re-tenanting and renewal activity, including 50.4% of the square footage scheduled to expire during 2003

- $293 per square foot in reported same-space tenant sales for the rolling twelve months ended March 31, 2003

- 7.2% occupancy cost per square foot for the rolling twelve months ended March 31, 2003

- 99,000 square feet of development/expansion space underway and scheduled to open in third quarter of 2003

- 45.8% debt-to-total market capitalization ratio, 2.62 times interest coverage ratio

- $0.615 per share in common dividends declared, $2.46 per share annualized, representing 10th consecutive year of increased dividends

Stanley K. Tanger, Chairman of the Board and Chief Executive Officer, commented, "Our portfolio and tenants continued to perform well and post solid results, despite being faced with numerous challenges in the first quarter, including unusually harsh winter conditions and the shift in the Easter holiday to the second quarter of 2003. Our portfolio occupancy held firm again at a strong 95%, equaling our first-quarter occupancy rate for the past four consecutive years. Importantly, we continued to operate our centers in a cost efficient manner, as was evidenced by our low occupancy cost of 7.2%." Mr. Tanger continued, "During the first three months we have already released or renewed approximately 50% of the space scheduled to expire during the entire year. We are on track with our development and expansion activities, which may have a positive impact on our earnings in the second half of the year. Overall, we remain well-positioned to achieve our stated growth objectives for the year."

Portfolio Operating Results

During the first quarter of 2003, Tanger executed 152 leases, totaling approximately 677,000 square feet, including approximately 539,000 square feet, representing 50.4%, of the 1,070,000 square feet originally scheduled to expire during 2003. Tanger achieved a 1.7% increase in base rental revenue per square foot, on a cash basis, with respect to this re-tenanting and renewal activity. Additionally, the average initial cash base rent for new stores opened during the first quarter of 2003 was $19.01, representing an increase of $1.43 or 8.1% above the average base rent for stores closed during the first quarter of 2003.

Reported same-space sales per square foot for the rolling twelve months ended March 31, 2003 were $293 per square foot. This represents a 0.3% decrease compared to $294 per square foot for the rolling twelve months ended March 31, 2002. For the first quarter of 2003, same-space sales decreased by 6.1%, as compared to the record high first quarter sales for the same period in 2002. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of the comparative periods. The sales results are due, in part, to the severe winter during the first quarter of 2003 and the shift in the Easter holiday to the second quarter of 2003.

Investment Activities

In January 2003, Tanger acquired a 29,000 square foot, 100% leased expansion located contiguous with its existing factory outlet center in Sevierville, Tennessee. The purchase price was $4.7 million with an expected return of 10%. Construction of an additional 35,000 square foot expansion of the center is currently under way, with stores expected to open during the summer of 2003. The cost of expansion is estimated to be $4.0 million with an expected return in excess of 13%. Upon completion of the expansion, the Sevierville center will total approximately 418,000 square feet.

Tanger is currently underway with constructing the second phase of our newly opened, 100% leased center in Myrtle Beach, SC. The second phase totals 64,000 square feet and stores are expected to open during the summer of 2003. The center, which was developed and is managed and leased by the Company, is owned through a joint venture of which the Company owns a 50% interest. Accordingly, the Company's capital investment for the second phase will be approximately $1.1 million with an expected return in excess of 20%.

Balance Sheet Summary

As of March 31, 2003, Tanger had a total market capitalization of approximately $744 million, with $341 million of debt outstanding, equating to a 45.8% debt-to-total market capitalization ratio. This compares favorably to a total market capitalization of approximately $674 million with $360 million of debt outstanding on March 31, 2002. The Company had a 53.3% debt-to-total market capitalization ratio as of March 31, 2002. During the first quarter Tanger reduced its debt outstanding by $3.9 million. As of March 31, 2003, the Company had $19.3 million outstanding with $65.7 million available on its lines of credit. The Company continues to improve its interest coverage ratio, which was 2.62 times for the first quarter of 2003, as compared to 2.35 times interest coverage in the same period last year.

On May 2, 2003, Tanger announced it would call for redemption all of its outstanding Depositary Shares representing Series A Cumulative Convertible Redeemable Preferred Shares (NYSE: SKT-A) on June 20, 2003. The redemption price will be $25.00 per Depositary Share, plus accrued and unpaid dividends, if any, to, but not including, the redemption date. Prior to redemption, each Depositary Share may be converted to .901 common shares at the option of the Depositary Share holder until 5:00 p.m., Eastern Time, on June 17, 2003.

2003 FFO Per Share Guidance

Based on current market conditions, the strength and stability of its core portfolio and the Company's ongoing development, expansion and acquisition pipeline, Tanger currently believes its FFO for 2003 will range between $3.44 and $3.50 per share. Tanger currently expects 2003 FFO to range between $0.81 to $0.83 per share for the second quarter, $0.87 to $0.89 per share for the third quarter and $0.98 to $1.00 per share for the fourth quarter.

First Quarter Conference Call

Tanger will host a conference call to discuss its first quarter results for analysts, investors and other interested parties on Tuesday, May 6, 2003, at 3:00 P.M. eastern time. To access the conference call, listeners should dial 1-877-277-5113 and request to be connected to the Tanger Factory Outlet Centers First Quarter Financial Results call. Alternatively, the call will be webcast by CCBN and can be accessed at Tanger Factory Outlet Centers, Inc.'s web site at www.tangeroutlet.com, (click on "Corporate News").

A telephone replay of the call will be available from May 6, 2003 starting at 5:00 P.M eastern time through May 13, 2003, by dialing 1-800-642-1687 (conference ID # 9544838). Additionally, an online archive of the broadcast will also be available through May 13, 2003.

About Tanger Factory Outlet Centers

Tanger Factory Outlet Centers, Inc. (NYSE: SKT), a fully integrated, self-administered and self-managed publicly traded REIT, presently operates 34 centers in 21 states coast to coast, totaling approximately 6.2 million square feet of gross leasable area. We are filing a Form 8-K with the Securities and Exchange Commission that includes a supplemental information package for the quarter ended December 31, 2002. For more information on Tanger Outlet Centers, visit our web site at www.tangeroutlet.com.

This press release may contain forward-looking statements regarding our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, funds from operations and the development of new centers. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

6   Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Geographic Diversification

As of March 31, 2003			
State	**# of Centers**	**GLA**	**% of GLA**
Georgia	4	950,590	17%
New York	1	729,238	13%
Texas	2	619,426	11%
Tennessee	2	477,412	8%
Michigan	2	437,651	8%
Missouri	1	277,494	5%
Iowa	1	277,230	5%
South Carolina (1)	1	260,033	5%
Pennsylvania	1	255,059	4%
Louisiana	1	245,199	4%
Florida	1	198,789	3%
North Carolina	2	187,702	3%
Arizona	1	184,768	3%
Indiana	1	141,051	3%
Minnesota	1	134,480	2%
California	1	105,950	2%
Maine	2	84,397	1%
Alabama	1	79,575	1%
New Hampshire	2	61,745	1%
West Virginia	1	49,252	1%
Total	29	5,757,041	100%

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Property Summary – Occupancy

Location	Total GLA 03/31/03	% Occupied 03/31/03	% Occupied 12/31/02	% Occupied 09/30/02	% Occupied 06/30/02	% Occupied 03/31/02
Riverhead, NY	729,238	98%	100%	99%	99%	98%
San Marcos, TX	441,936	100%	100%	98%	98%	97%
Sevierville, TN	382,854	100%	100%	100%	100%	100%
Commerce II, GA	342,556	93%	99%	96%	97%	95%
Howell, MI	325,231	99%	100%	100%	n/a	n/a
Branson, MO	277,494	97%	99%	100%	98%	94%
Williamsburg, IA	277,230	97%	100%	99%	98%	97%
Myrtle Beach, SC (1)	260,033	100%	100%	100%	100%	n/a
Lancaster, PA	255,059	94%	98%	96%	96%	94%
Locust Grove, GA	248,854	99%	100%	100%	98%	100%
Gonzales, LA	245,199	97%	99%	98%	96%	97%
Fort Myers, FL	198,789	97%	99%	97%	93%	96%
Commerce I, GA	185,750	79%	90%	87%	90%	84%
Casa Grande, AZ	184,768	89%	96%	90%	89%	89%
Terrell, TX	177,490	96%	100%	100%	95%	96%
Dalton, GA	173,430	93%	98%	98%	96%	90%
Seymour, IN	141,051	74%	80%	80%	76%	73%
North Branch, MN	134,480	99%	100%	100%	100%	100%
West Branch, MI	112,420	95%	100%	100%	98%	100%
Barstow, CA	105,950	72%	62%	57%	57%	59%
Blowing Rock, NC	105,448	94%	100%	100%	100%	100%
Pigeon Forge, TN	94,558	95%	97%	94%	100%	100%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
Boaz, AL	79,575	95%	97%	91%	93%	93%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	91%	100%	100%	100%	100%
Martinsburg, WV	49,252	61%	69%	51%	57%	73%
Kittery II, ME	24,703	100%	94%	94%	94%	94%
Clover, NH	11,000	100%	100%	100%	100%	100%
Bourne, MA	n/a	n/a	n/a	100%	100%	100%
Ft Lauderdale, FL	n/a	n/a	n/a	n/a	n/a	100%
Total	**5,757,041**	**95%**	**98%**	**96%**	**96%**	**95%**



Portfolio Weighted Average Occupancy at the End of Each Period

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Major Tenants

Ten Largest Tenants As of March 31, 2003 (1)			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	37	383,996	6.7%
Phillips-Van Heusen	70	318,664	5.5%
Liz Claiborne	38	312,655	5.4%
Reebok International	26	186,561	3.2%
Dress Barn, Inc.	20	143,512	2.5%
Sara Lee Corporation	32	123,040	2.1%
Brown Group Retailer	25	120,446	2.1%
Mikasa	15	120,086	2.1%
Polo Ralph Lauren	15	106,566	1.9%
VF Factory Outlet	4	105,697	1.8%
Total of All Listed Above	282	1,921,223	33.3%

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Lease Expirations as of March 31, 2003

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Leasing Activity

	03/31/03	06/30/03	09/30/03	12/31/03	Year to Date
Re-tenanted Space:					
Number of leases	35				35
Gross leasable area	138,468				138,468
New base rent per square foot	$16.89				$16.89
Prior base rent per square foot	$16.38				$16.38
Percent increase in rent per square foot	3.1%				3.1%
Renewed Space:					
Number of leases	117				117
Gross leasable area	538,506				538,506
New base rent per square foot	$13.35				$13.35
Prior base rent per square foot	$13.19				$13.19
Percent increase in rent per square foot	1.2%				1.2%
Total Re-tenanted and Renewed Space:					
Number of leases	152				152
Gross leasable area	676,974				676,974
New base rent per square foot	$14.07				$14.07
Prior base rent per square foot	$13.84				$13.84
Percent increase in rent per square foot	1.7%				1.7%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02
Assets					
Rental Property					
Land	$51,274	$51,274	$52,345	$50,176	$60,196
Buildings	581,766	571,125	571,826	535,438	541,010
Total rental property	633,040	622,399	624,171	585,614	601,206
Accumulated depreciation	(180,996)	(174,199)	(168,327)	(161,612)	(155,614)
Total rental property – net	452,044	448,200	455,844	424,002	445,592
Cash	209	1,072	209	204	210
Deferred charges – net	9,648	10,104	10,494	10,465	11,084
Other assets	13,424	18,299	13,543	30,783	12,183
Total assets	$475,325	$477,675	$480,090	$465,454	$469,069
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$148,009	$150,109	$155,609	$155,609	$155,609
Mortgages payable	173,811	174,421	175,018	175,603	176,176
Lines of credit	19,319	20,475	16,269	26,625	27,786
Total debt	341,139	345,005	346,896	357,837	359,571
Construction trade payables	7,560	3,310	4,041	4,141	3,934
Accounts payable & accruals	12,070	15,095	14,743	12,943	11,278
Total liabilities	360,769	363,410	365,680	374,921	374,783
Minority interest	23,245	23,630	23,727	19,326	20,386
Shareholders' equity					
Preferred shares	1	1	1	1	1
Common shares	93	90	90	80	80
Paid in capital	165,641	161,192	160,589	138,177	137,684
Distributions in excess of net income	(74,324)	(70,485)	(69,672)	(66,619)	(63,370)
Accum. other comprehensive loss	(100)	(163)	(325)	(432)	(495)
Total shareholders' equity	91,311	90,635	90,683	71,207	73,900
Total liabilities & shareholders' equity	$475,325	$477,675	$480,090	$465,454	$469,069

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/03	**12/02**	**09/02**	**06/02**	**03/02**	**03/03**	**03/02**
Revenues							
Base rentals	$19,661	$20,545	$18,724	$18,417	$18,066	$19,661	$18,066
Percentage rentals	395	1,602	778	581	597	395	597
Expense reimbursements	8,450	8,618	7,375	7,297	7,260	8,450	7,260
Other income	671	1,116	1,044	583	564	671	564
Total revenues	29,177	31,881	27,921	26,878	26,487	29,177	26,487
Expenses							
Property operating	10,017	10,217	8,616	8,639	8,611	10,017	8,611
General & administrative	2,430	2,237	2,623	2,092	2,275	2,430	2,275
Interest	6,724	7,042	7,171	7,118	7,129	6,724	7,129
Depreciation & amortization	7,329	7,406	7,184	7,099	7,066	7,329	7,066
Total expenses	26,500	26,902	25,594	24,948	25,081	26,500	25,081
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	2,677	4,979	2,327	1,930	1,406	2,677	1,406
Equity in earnings of unconsolidated joint ventures	92	142	317	(75)	8	92	8
Minority interest	(578)	(1,175)	(591)	(388)	(252)	(578)	(252)
Income from continuing operations	2,191	3,946	2,053	1,467	1,162	2,191	1,162
Discontinued operations (1)	--	1,214	255	627	283	--	283
Income before extraordinary item	2,191	5,160	2,308	2,094	1,445	2,191	1,445
Extraordinary item – loss on early extinguishments of debt	--	--	--	--	--	--	--
Net income	2,191	5,160	2,308	2,094	1,445	2,191	1,445
Less applicable preferred share dividends	(443)	(442)	(443)	(442)	(444)	(443)	(444)
Net income available to common shareholders	$1,748	$4,718	$1,865	$1,652	$1,001	$1,748	$1,001
Basic earnings per common share:							
Income from continuing operations	$.19	$.39	$.19	$.13	$.09	$.19	$.09
Net income	$.19	$.52	$.22	$.21	$.13	$.19	$.13
Diluted earnings per common share:							
Income from continuing operations	$.19	$.38	$.19	$.12	$.09	$.19	$.09
Net income	$.19	$.51	$.22	$.20	$.12	$.19	$.12
Weighted average common shares:							
Basic	9,181	9,047	8,269	8,015	7,948	9,181	7,948
Diluted	9,408	9,279	8,490	8,229	8,028	9,408	8,028

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/03	**12/02**	**09/02**	**06/02**	**03/02**	**03/03**	**03/02**
Funds from operations:							
Net income	$2,191	$5,160	$2,308	$2,094	$1,445	$2,191	$1,445
Adjusted for -							
Extraordinary item	--	--	--		--	--	--
Minority interest	578	1,175	591	388	252	578	252
Minority interest, depreciation and amortization in discontinued operations	--	417	110	336	237	--	237
Depreciation and amortization uniquely significant to real estate - wholly owned	7,255	7,336	7,107	7,025	6,993	7,255	6,993
Depreciation and amortization uniquely significant to real estate – joint ventures	254	255	168	--	--	254	--
Gain on sale of real estate	--	(1,242)	--	(460)	--	--	--
Funds from operations	$10,278	$13,101	$10,284	$9,383	$8,927	$10,278	$8,927
Funds from operations per share	$.78	$1.01	$.84	$.78	$.76	$.78	$.76
Funds available for distribution:							
Funds from operations	$10,278	$13,101	$10,284	$9,383	$8,927	$10,278	$8,927
Plus -							
Corporate depreciation excluded above	74	71	77	75	73	74	73
Amortization of finance costs	317	312	313	289	303	317	303
Straight line rent adjustment	57	55	91	60	41	57	41
Less -							
2nd generation tenant allowances	(1,417)	(455)	(136)	(429)	(1,206)	(1,417)	(1,206)
Capital improvements	(1,045)	(737)	(899)	(578)	(370)	(1,045)	(370)
Funds available for distribution	$8,264	$12,347	$9,730	$8,800	$7,768	$8,264	$7,768
Funds available for distribution per share	$.63	$.95	$.79	$.73	$.66	$.63	$.66
Dividends paid per share	$.6125	$.6125	$.6125	$.6125	$.61	$.6125	$.61
FFO payout ratio	79%	61%	73%	79%	80%	79%	80%
FAD payout ratio	97%	64%	78%	84%	92%	97%	92%
Diluted weighted average common shares	13,164	13,035	12,245	11,984	11,787	13,164	11,787

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	03/03	12/02	09/02	06/02	03/02	03/03	03/02
GLA open at end of period -							
Wholly owned (000's)	5,497	5,469	5,493	5,167	5,332	5,497	5,332
Partially owned (000's) (1)	260	260	260	260	--	260	--
Managed properties (000's)	457	457	434	105	105	457	105
Total GLA open at end of period	6,214	6,186	6,187	5,532	5,437	6,214	5,437
Weighted average GLA (000's) (2)	5,492	5,469	5,222	5,144	5,144	5,492	5,144
End of period occupancy (1)	95%	98%	96%	96%	95%	95%	95%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.58	$3.76	$3.59	$3.58	$3.51	$3.58	$3.51
Percentage rentals	.07	.29	.15	.11	.12	.07	.12
Expense reimbursements	1.54	1.58	1.41	1.42	1.41	1.54	1.41
Other income	.12	.20	.20	.11	.11	.12	.11
Total revenues	5.31	5.83	5.35	5.22	5.15	5.31	5.15
Expenses							
Property operating	1.82	1.87	1.65	1.68	1.67	1.82	1.67
General & administrative	.44	.41	.50	.41	.44	.44	.44
Interest	1.22	1.29	1.37	1.38	1.39	1.22	1.39
Depreciation & amortization	1.33	1.35	1.38	1.38	1.38	1.33	1.38
Total expenses	4.81	4.92	4.90	4.85	4.88	4.81	4.88
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	$.50	$.91	$.45	$.37	$.27	$.50	$.27
Total revenues less property operating and general & administrative expenses ("NOI")	$3.05	$3.55	$3.19	$3.12	$3.03	$3.05	$3.03
Funds from operations	$1.87	$2.40	$1.97	$1.82	$1.74	$1.87	$1.74

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Represents GLA of wholly owned operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02
Assets					
Investment properties at cost – net	$34,670	$32,153	$31,560	$28,968	$18,445
Cash and cash equivalents	100	514	510	226	57
Deferred charges - net	1,790	1,751	1,676	1,591	1,470
Other assets	1,500	1,491	1,503	1,384	790
Total assets	$38,060	$35,909	$35,249	$32,169	$20,762
Liabilities & Owners' Equity					
Mortgage payable	$25,705	$25,513	$21,555	$18,058	$8,345
Construction trade payables	1,729	1,644	4,222	3,530	3,420
Accounts payable & other liabilities	868	522	756	1,927	293
Total liabilities	28,302	27,679	26,533	23,515	12,058
Owners' equity	9,758	8,230	8,716	8,654	8,704
Total liabilities & owners' equity	$38,060	$35,909	$35,249	$32,169	$20,762

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	03/03	12/02	09/02	06/02	03/02	03/03	03/02
Revenues	$1,727	$1,700	$2,178	$225	$16	$1,727	$16
Expenses							
Property operating	704	609	930	385	---	704	---
General & administrative	17	13	---	---	---	17	---
Interest	325	322	256	---	---	325	---
Depreciation & amortization	528	536	348	---	---	528	---
Total expenses	1,574	1,480	1,534	385	---	1,574	---
Net income	$153	$220	$644	$(160)	$16	$153	$16
Tanger Factory Outlet Centers, Inc. Share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$503	$539	$624	$(80)	$8	$503	$8
Net income	$92	$142	$317	$(75)	$8	$92	$8
Depreciation (real estate related)	$254	$255	$168	---	---	$254	---

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of March 31, 2003			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,435	9.770%	04/10/05
Commerce I, GA	8,173	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	11,082	7.875%	04/01/09
Kittery I, ME	6,306	7.875%	04/01/09
San Marcos I, TX	18,823	7.875%	04/01/09
San Marcos II, TX	18,966	7.980%	04/01/09
West Branch, MI	7,035	7.875%	04/01/09
Williamsburg, IA	19,340	7.875%	04/01/09
Blowing Rock, NC	9,622	8.860%	09/01/10
Nags Head, NC	6,529	8.860%	09/01/10
Total mortgage debt	173,811		
Corporate debt			
Unsecured credit facilities	19,319	Libor + (1.60% to 1.75%)	06/30/04
1997 Senior unsecured notes	48,009	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	167,328		
Total debt	$341,139		

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of March 31, 2003		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2003	$1,909	--	$1,909
2004 (1)	2,740	67,328	70,068
2005	2,524	20,576	23,100
2006	2,168	53,500	55,668
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013 & thereafter	--	--	--
	$15,383	$325,756	$341,139

(1) Balloon payments in 2004 include $19,319 relating to amounts outstanding under the unsecured credit facilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
         3200 Northline Avenue
         Suite 360
         Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/03